Exhibit 99.1

FinVolution Group Announces Proposed Offering of US$130 Million Convertible Senior Notes

SHANGHAI, June 19, 2025 /PRNewswire/ – FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced a proposed offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$130 million due 2030 (the “Notes”), subject to market conditions and other factors, only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to grant the initial purchasers in the Notes Offering an option to purchase up to an additional US$20 million in aggregate principal amount of the Notes, exercisable for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued.

The Company plans to use the net proceeds from the Notes Offering for (i) international business expansions, (ii) replenishment of working capital, and (iii) funding the Concurrent Repurchase (as described below).

Proposed Terms of the Notes

When issued, the Notes will be senior, unsecured obligations of the Company. The Notes will mature on July 1, 2030 unless repurchased, redeemed, or converted in accordance with their terms prior to such date.

Holders may convert their Notes at their option at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Upon conversion, the Company will pay or deliver, as the case may be, cash, ADSs, each representing five Class A ordinary shares of the Company, or a combination of cash and ADSs, at the Company’s election. The interest rate, initial conversion rate and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on July 3, 2028 or in the event of certain fundamental changes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. Furthermore, the Company may redeem all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date. Any redemption may occur only prior to the 92nd scheduled trading day immediately preceding the maturity date.

Concurrent Repurchase

Concurrently with the pricing of the Notes Offering, the Company plans to repurchase a number of ADSs to be determined at the time of pricing of the Notes Offering from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent (such transactions, the “Concurrent Repurchase”). The Concurrent Repurchase is expected to facilitate the initial hedging by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the entire initial delta of the transaction. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Concurrent Repurchase will be made pursuant to the Company’s existing share repurchase programs announced in August 2023 and March 2025. The Company expects the purchase price in the Concurrent Repurchase to be the last reported sale price per ADS on the New York Stock Exchange on June 18, 2025.

Other Matters

The repurchase activities by the Company in the Concurrent Repurchase could increase, or reduce the magnitude of any decrease in, the market price of the ADSs and/or the trading price of the Notes.

The Company expects that potential purchasers of the Notes may employ a convertible arbitrage strategy to hedge their exposure in connection with the Notes. Any such activities by potential purchasers of the Notes following the pricing of the Notes Offering and prior to the maturity date could affect the market price of the ADSs and/or the trading price of the Notes. The effect, if any, of the activities described in this paragraph, including the direction or magnitude, on the market price of the ADSs and/or the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the Class A ordinary shares represented thereby have not been and will not be registered under the Securities Act, or any securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2025, the Company had 216.2 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com